Exhibit 21.1

Principal Subsidiaries and VIE of the Registrant

Subsidiaries	Place of Incorporation
Smart Share International Limited	Hong Kong
Zhicheng Technology (Shanghai) Co., Ltd.	PRC
Zhixiang Technology (Shanghai) Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Shanghai Zhixiang Technology Co., Ltd.	PRC